**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C.  20549**

**FORM 8-K**

**CURRENT REPORT**

**PURSUANT TO SECTION 13 OR 15(d)**
**of the**
**SECURITIES EXCHANGE ACT OF 1934**

Date of Event Requiring Report: June 29, 2007

**PROVIDENCE RESOURCES, INC.**
(Exact name of registrant as specified in its charter)

**TEXAS**
(State or other jurisdiction of incorporation or organization)

| | |
|---|---|
| 000-30377 | 06-1538201 |
| (Commission File Number) | (IRS Employer Identification Number) |

Gilbert Burciaga, Chief Executive Officer

1775 Saint James Place, Suite 120, Houston, Texas 77056
(Address of principal executive offices)

(512) 970-2888
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## ITEM 1.01     ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On June 29, 2007, Providence Resources, Inc. ("Company") entered into an exploration and development agreement with Miller Energy, LLC and certain of its affiliates ("Miller") providing for the further exploration and development of the Company's oil and gas leasehold interests in Val Verde County, Texas ("Agreement").

The Agreement includes the following provisions:

- Miller will undertake all activities necessary to test and develop the Company's oil and gas leasehold interests in Val Verde County; and
- Miller will fund up to $10,000,000 of exploration and development costs in Val Verde County through a series of convertible debentures; and
- Miller will acquire a 10% working interest in the Company's Val Verde County oil and gas leasehold interests; and
- The Company will appoint a new chief executive officer affiliated with Miller; and
- The Company will appoint two additional members to the board of directors both of whom are affiliated with Miller.

Miller, and its affiliates, is a group of privately owned oil and gas companies, based in Lafayette, Louisiana. Miller's business operations include oil and gas interests within the Barnett Shale, in the vicinity of Fort Worth, Texas.

_____

## ITEM 5.02     DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS
_____

(b)     Effective July 2, 2007, the board of directors of the Company accepted the resignation of Nora Coccaro as the Company's chief executive officer, chief financial officer and principal accounting officer.

(c)     Effective July 2, 2007, the board of directors appointed Gilbert Burciaga as chief executive officer, chief financial officer and principal accounting officer.

Mr. Burciaga is a director of Miller, as well as the chairman/chief executive officer of Miller's recently created gas marketing company, Vintage Gas Marketing, LLC.  Mr. Burciaga has been involved in the natural gas supply and marketing business for over 25 years in which time he was a founding member of Dynegy, Inc. Mr. Burciaga served as one of six senior vice-presidents involved in the startup and development of Dynegy, which became a Fortune 500 trading company. Between 1992 and 1997, Mr. Burciaga was the president of NGC Energy Resources, a division of Dynegy. NGC Energy Resources focused on the acquisition and operation of downstream assets.

The appointment of Mr. Burciaga as chief executive officer, chief financial officer and principal accounting officer was included in the Agreement with Miller. Otherwise, the Company has not entered into any related party transactions with Mr. Burciaga or any employment agreement in connection with Mr. Burciaga's appointments.

(d)      Effective July 2, 2007, the board of directors appointed Gilbert Burciaga as a member of the board of directors to serve until the Company's next annual shareholders meeting.

The appointment of Mr. Burciaga to the board of directors was included in the Agreement with Miller. Mr. Burciaga is an affiliate of Miller, serving as a director of Miller and as a director/chief executive officer of Miller's subsidiary Vintage Gas Marketing. The Agreement provides that both the Company and Miller waive any conflict of interest rights that may arise as result of the relationships between the parties.

The Company has not at this time determined whether Mr. Burciaga will serve on any standing committee.

Effective July 2, 2007, the board of directors appointed Edward Moses as a member of the board of directors to serve until the Company's next annual shareholders meeting.

Mr. Moses is also a director of Miller, as well as the chairman of the board of directors of Miller Drilling, LLC.  Mr. Moses has 45 years of drilling experience in the oil and gas business.  After graduating from Texas A&M with a Petroleum Engineering Degree in 1958, he went to work with Superior Oil Company in South Louisiana where he became their first drilling engineer.  While at Superior Oil, Mr. Moses worked around the world in many of the most challenging drilling environments including Alaska, the Zuyder Sea, the British North Sea, the Gulf Coast, South Africa, Australia, and the Philippines.  Mr. Moses was the first to drill a well in the Zuyder Sea, as well as offshore in South Africa, and he ran the first onshore drilling program in the U.K for Superior Oil.  By 1968 Mr. Moses was head of Superior Oil's global drilling operations.  In 1977 Mr. Moses became an independent driller (while still working on Superior's wells as a consultant).  Since then he has drilled more than 300 wells in South Louisiana, the North Sea, South and Central America, India and Asia.

The appointment of Mr. Moses to the board of directors was included in the Agreement with Miller. Mr. Moses is an affiliate of Miller, serving as a director of Miller and as a director/chief executive officer of Miller's subsidiary Miller Drilling. The Agreement provides that both the Company and Miller waive any conflict of interest rights that may arise as result of the relationships between the parties.

The Company has not at this time determined whether Mr. Moses will serve on any standing committee.

_____

**ITEM 7.01          REGULATION FD DISCLOSURE**
_____

The information contained herein includes a press release attached as Exhibit 99, which is incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD. This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934 or the Securities Act of 1933 only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

_____

**ITEM 9.01    FINANCIAL STATEMENTS AND EXHIBITS**

(c)    The following exhibits are filed herewith:

| *Exhibit No.* | *Page No.* | *Description* |
|---|---|---|
| 10(i) | Attached | Agreement between Miller Energy, LLC., Miller Operating, LLC. and Providence Resources, Inc., dated June 29, 2007 |
| 10(ii) | Attached | Secured Revolving Convertible Promissory Note dated June 29, 2007 |
| 99 | Attached | Press Release dated July 2, 2007 |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**PROVIDENCE RESOURCES, INC.**                                                      **DATE**


By: /s/ Gilbert Burciaga                                                       July 9, 2007

Name:  Gilbert Burciaga

Title:    Chief Executive Officer

*EXHIBIT 10(i)*

## Agreement

This will confirm the agreement between Providence Resources, Inc., a Texas corporation, with offices located at 2610-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2 ("Providence") and Miller Operating LLC and Miller Energy LLC., Delaware limited liability companies (and certain of their stockholders and officers to be designated by Marsden Miller), with offices at 850 Kaliste Saloom Road, Suite 219, Lafayette, Louisiana 70508 (collectively "Miller" as appropriate in this agreement), pursuant to which Miller Operating will manage the exploration, drilling, development and production activities of Providence's Val Verde prospect (sometimes referred to as the "Prospect") as provided for in this agreement and related attachments. Miller will also overlook and manage the activities of Providence's acreage in Comanche and Hamilton Counties, Texas, where Providence has drilled four wells testing the Barnett Shale.

1. **Val Verde Prospect**

The Val Verde Prospect is a 12,832 acre block of oil and gas leases located in Val Verde County, Texas, as outlined on the attached map (Attachment 1). Providence owns a 95% working interest in the oil and gas leases and is the operator until such time as eight (8) wells are drilled to the Ellenberger formation. Thereafter, a 13% working interest will be incumbent upon those persons who assembled the Val Verde Prospect, with such working interest being operated by Providence. Providence believes it may be able to purchase an additional 5% working interest in the leases presently held by Harding Company, Dallas, Texas. If Providence is able to purchase the Harding interest, that interest will also be subject to this agreement.

2. **Exploration and Development Plans**

The Val Verde Prospect, while highly potential, is an exploration prospect that has high risks. One dry hole has been drilled on the Prospect in a position on the top of the structure as presently identified. On many prospects that well could condemn the Prospect. Geologically such a dry hole can be explained by the possible nature of the traps in the principal target, the Ellenberger formation. To identify potential reservoirs of that nature in the Ellenberger and in other potential target zones will require state of the art 3D seismic and state of the art interpretation of such seismic data. To successfully test any potential reservoirs that may be identified by the 3D seismic will require utilizing special drilling techniques not normally used in drilling exploration wells. For a number of reasons, the ability to successfully use such drilling techniques on the Prospect is difficult to determine at this time. The ultimate success of the Prospect will therefore require extensive drilling and operating expertise not easily available.

Providence has begun exploration activities on the Prospect by entering into a seismic acquisition agreement with TRNCO, Midland, Texas. The acquisition, processing and interpretation of the seismic data is projected to cost approximately $4 to $4.5 million, and is projected to be completed for purposes of selecting a location and drilling the first test well by the end of the first quarter of 2008. It is intended that the drilling of the first well will commence in the second quarter of 2008. The first well is at this time projected to cost approximately $4 million completed. Dry hole costs are projected to cost approximately $3 million. Depending on the results of the first well, further exploration and development of the Prospect may occur. The ability to timely drill all wells required by the leases comprising the Prospect is crucial (and may not be able to be accomplished) because of a potential $1 Million penalty in the event all wells are not timely drilled.

3. **Operations**

Providence does not have operating personnel. Since Providence has only the Val Verde Prospect and the acreage in Comanche and Hamilton Counties, and no additional properties at this time, Providence believes and has determined that it would be difficult to obtain employees with the operating experience required by the nature, complexity and cost of the Val Verde Prospect.

To enable the company to comply with lease obligations and prudently conduct required operations, Providence previously entered into a letter of intent with a third party operator to operate the property. For various good reasons Providence believes that such third party operator does not have the time and is not the best operator to operate the Prospect. Such operator has withdrawn from the Prospect.

Providence therefore desires to have Miller Operating and, where Miller Operating feels it is desirable, one or more of Miller's subsidiaries or affiliates, operate all exploration, drilling, development and production activities on the Prospect. In consideration of the provisions of this agreement, Miller Operating agrees to operate all exploration, development and production activities on the Prospect pursuant to an Operating Agreement in the form attached to this agreement (Attachment 2).

Miller Operating intends to use the services of its affiliate, Miller Drilling LLC, to conduct all drilling activities on the properties and Vintage Gas Marketing LLC to market all gas that may be discovered and produced from the Prospect. Drilling and gas marketing will be conducted pursuant to additional agreements between Providence, Miller Drilling and Vintage Gas Marketing which will be executed upon execution of this agreement.

Providence also does not at this time have experienced oil and gas exploration and production management. At this stage of development of Providence, it would normally be difficult to obtain top management with oil and gas exploration, drilling, and production management experience. Miller therefore has also agreed to obtain key management personnel for Providence, including the positions of President/Chief Executive Officer and Chief Financial Officer, which persons must be approved by the Board of Directors of Providence, and to make available key stockholders and officers to serve on the Board of Directors of Providence. Both parties specifically waive all conflicts of interest that may result from the relationships between the parties or from the service as Directors, officers, advisors or contractors of persons related to either party in those person's services or activities for Providence.

4. **Participation by Miller in Providence**

In consideration of Miller providing operations for the Prospect and obtaining key management personnel for Providence (in addition to the cost reimbursements provided for in the Operating Agreement), Providence and Miller have agreed that Miller and affiliates will participate in Providence through convertible loans to Providence of up to $10 million, to be advanced from time to time as required by the operations on the Prospect. The convertible loans will be made pursuant to the terms and conditions of the attached Convertible Note (Attachment 3).

As consideration for the undertaking of the responsibilities assumed hereunder, Miller Operating will have the right, at casing point in the initial well drilled on the Val Verde Prospect, to elect to participate in 10% of the working interest in the Val Verde Prospect by paying 10% of the drilling costs of the first well and in every other well in which Miller Operating participates.

5. **Drilling**

All drilling operations on the Val Verde Prospect will be conducted by Miller Drilling LLC pursuant to instructions by Miller Operating LLC.  The Chairman of Miller Drilling is Edward Moses, whose resume is attached (Attachment 4).  The President of Miller Drilling is George McQuirt, whose resume is attached (Attachment 5).  At the request of Providence, Edward Moses has agreed to serve as a Director of Providence.  Miller Drilling will plan and conduct all drilling operations, which will be approved by the Board of Providence before drilling commences.  Miller Drilling will select all drilling personnel and obtain all equipment and supplies under such terms and conditions as in its sole opinion is required for prudent operations on the prospect.

All drilling operations will be conducted pursuant to an agreement with Miller Drilling LLC that will contain provisions normal in the oil and gas business, including reimbursement of costs and profit margins, and will contain provisions for participation by Miller Drilling in the Prospect similar to participation in the Prospect previously proposed by other drilling operators.

6. **Management of Providence**

Miller has agreed that one of its owners and directors, Gilbert Burciaga, can serve as the Chief Executive Officer and a director of Providence.  Mr. Burciaga's resume is attached (Attachment 6).  Mr. Burciaga will have full powers allowed by the By Laws of Providence to conduct the business of Providence.  In consideration of Miller obtaining the services of Mr. Burciaga, as CEO of Providence, Providence and Miller both waive any conflict of interest rights they may have under the circumstances.

Miller will propose and the Providence Board of directors will approve a Chief Financial Officer for Providence as soon as possible after the appointment of Mr. Burciaga as CEO.

7. **U.S. Offices for Providence**

Providence desires to have official U.S. offices in order to conduct its operations and management, and Miller agrees to make its Houston offices available to Providence under the same terms and conditions as such offices are available to Miller.  The address of such offices is 1775 Saint James Place, Suite 120, Houston, TX 77056.

8. **Approved by Board**

This agreement has been approved by the Board of Directors of Providence as reflected by the attached Board resolution.

This agreement executed effective as of June 29, 2007.

Providence Resources, Inc.

By: /s/ Nora Coccaro

Nora Coccaro

Chief Executive Officer

By: /s/ Markus Müller

    Markus Müller

    Director

Miller Energy, LLC

By: /s/ Marsden W. Miller, Jr.

                  Marsden W. Miller, Jr.

                  Chairman

                Miller Operating LLC

                By:  /s/ Marsden W. Miller, Jr.

                  Marsden W. Miller, Jr.

                  Chairman

**NOTICE: THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR UNDER ANY STATE SECURITIES LAW AND MAY NOT BE PLEDGED, SOLD, ASSIGNED OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAW REQUIREMENTS HAVE BEEN MET OR (II) EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE REGISTRATION OR QUALIFICATION REQUIREMENTS OF APPLICABLE STATE SECURITIES LAWS ARE AVAILABLE.**

### SECURED REVOLVING CONVERTIBLE PROMISSORY NOTE

US$10,000,000*          June 29, 2007

(*__Maximum Principal Amount__*)

FOR VALUE RECEIVED, the undersigned, Providence Resources, Inc., a Texas corporation, with offices located at 2610-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2 (the "**Maker**"), unconditionally promises to pay to the order of Miller Energy, LLC., a Texas limited liability company, with offices at 850 Kaliste Saloom Road, Suite 219, Lafayette, Louisiana 70508 (the "**Payee**"), the principal sum of ten million U.S. Dollars (U.S. $10,000,000), or so much thereof as may be advanced and outstanding from time to time pursuant to Section 4 of this Secured Revolving Convertible Promissory Note (this "**Note**").

**1.      Interest.** The unpaid principal balance of this Note shall bear interest from the date of this Note until this Note shall have been paid in full at the lower of (i) Ten Percent (10%) per annum, or (ii) the maximum non-usurious rate of interest permissible under applicable law; provided, however, that any amount not paid when due in accordance with the terms of this Note shall bear interest from the date such payment was due until paid at the lower of (i) Fifteen Percent (15%) per annum or (ii) the maximum non-usurious rate of interest permissible under applicable law.

**2.      Payment of Principal and Interest.** Principal and accrued interest under this Note shall be paid in full by June 29, 2010 (the "**Maturity Date**"). Interest on this Note shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

**3.      Currency; Place of Payment.** Principal and all accrued interest are payable in lawful money of the United States of America and in immediately available funds, at 850 Kaliste Saloom Road, Suite 219, Lafayette, Louisiana 70508, or at such other address as the Payee may from time to time designate in writing.

**4.      Additional Borrowings; Prepayment.** Maker may borrow, repay, and reborrow hereunder, and may request in writing for draws against the principal amount of this Note as from time to time required by operations on Maker's Val Verde Prospect. Payee may, at its sole discretion, provide to Maker the funds so requested by Maker. The Maker reserves the right to prepay without notice all or any part of the unpaid principal balance or outstanding interest of this Note without premium or penalty.

**5.     No Set-Off.**  Payment of principal and interest on this Note shall be made without any deductions whatsoever, including but not limited to any deduction for any set-off, recoupment or counterclaim. Unless the Payee otherwise agrees, all payments on this Note shall be applied first to accrued and unpaid interest and then to unpaid principal.

**6.     Right to Convert.**

**a.**     Subject to these provisions, the Payee shall have the right (the "**Option**"), at any time prior to full payment of this Note, to convert its right to receive the whole or any part of the principal and accrued interest into shares of Maker (the "**Shares**"), at a conversion price of U.S. $0.15 per Share (the **"Conversion Price"**). Payee may exercise this right at its sole discretion. Payee may direct that the Shares be registered in the name of any third party. On any occasion on which Payee desires to convert any portion of the principal and accrued interest into Shares, Payee shall deliver a written notice to Maker specifying that portion of principal and accrued interest to be converted.

**b.**     Subject to these provisions, Maker shall have the right, on the Maturity Date of this Note, to convert the whole or any part of the interest accrued to Payee into Shares at the Conversion Price. Maker may exercise this right at its sole discretion. Maker shall deliver written notice to the Payee specifying that portion of the accrued interest to be converted within five (5) business days of the Maturity Date.

**c.**     Upon receiving or providing written notice, Maker shall forthwith deliver to Payee certificates for such Shares comprising that portion of the principal and accrued interest specified by Payee or that portion of the accrued interest specified by Maker.

d.     If the Maker, at any time prior to the Maturity Date, (i) pays a stock dividend on its common stock or otherwise makes a distribution on any class of capital stock that is payable in shares of common stock, (ii) subdivides outstanding shares of common stock into a larger number of shares, or (iii) combines outstanding shares of common stock into a smaller number of shares, then in each such case the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of common stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event.  Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

e.     If and whenever at any time prior to the Maturity Date there is a capital reorganization of the Maker or an amalgamation of Maker with or into any other company including by way of a sale whereby all or substantially all of Maker's undertaking and assets would become the property of any other company, if Payee has not fully exercised its right of conversion prior to the effective date of such reorganization, consolidation, merger, amalgamation or sale (the "Reorganization"), Payee shall be entitled to receive and shall accept, upon exercise of such right at any time on or thereafter, in lieu of the number of Shares to which Payee was entitled upon conversion immediately prior to such Reorganization, the aggregate number of Shares or other securities or property of Maker resulting from the Reorganization that Payee would have been entitled to receive as a result of such Reorganization if, on the effective date thereof, Payee had been the registered holder of the number of Shares to which it was entitled upon conversion immediately prior to such Reorganization.

**f.** If any Reorganization occurs, appropriate adjustment shall be made in the application of the provisions of the Option with respect to the rights and interests thereafter of Payee to the end that after such event Payee shall retain rights substantially equivalent to the rights held by it prior to the occurrence of such event and that the provisions set forth for Option shall thereafter be made applicable, as nearly as may reasonably be, in relation to any Shares or other securities or property to which Payee is entitled on the exercise of its right of conversion thereafter. Any such adjustment shall be made by and set forth in a supplement to the Option above approved by the directors of Maker.

**g.** The adjustments provided for are cumulative and shall apply to successive changes, Reorganizations or other events resulting in any adjustment under the provisions of the Option.

**h.** Maker shall not be required to issue fractional Shares upon the conversion of principal and interest pursuant to the Option. If any fractional interest in Shares would be deliverable upon the conversion of the principal and interest, the Maker shall issue such number of Shares as are determined by rounding any fractional interest to the closest integer.

**i.** Maker covenants that it will at all times reserve and keep available out of its authorized capital the total possible number of the Shares, solely for the purpose of issuance upon conversion of the principal and interest as provided, and conditionally allot to Payee, who may exercise their conversion rights hereunder, such number of Shares as shall then be issuable upon the conversion of all the principal and interest. Maker covenants that all Shares which shall be so issued shall be duly and validly issued as fully paid and non-assessable.

**7.     Security.** Maker hereby grants to Payee a common security interest in all of the following rights, interests, and property ranking equally on a pari pasu basis with like security holders determined on a proportionate pro rata basis (all of the following being herein called the *"Collateral"*): (a) all seismic data obtained in connection with the 3D Seismic Project Proposal and Agreement dated March 27, 2007 between the Maker and TRNCO Petroleum Corporation which seismic data may not be shared with any third party without the express written consent of Payee ("**Assets**"), (b) any and all proceeds arising from or attributable to the Assets and, (c) the Val Verde Prospect leases, subject, with Payee's permission, to Maker having the right to subject the leases to a first mortgage for development funds.

**8.     Severability.** Any provision of this Note that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions of this Note in such jurisdiction, and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

**9.     No Waiver; Cumulative Remedies.**

(a) The Payee shall not, by any act (except by a written instrument executed and delivered in accordance with subparagraph (b) below), delay, indulgence, omission or otherwise be deemed to have waived any right, remedy or other power under this Note or to have acquiesced in any default under this Note. The rights, remedies and powers provided to the Payee under this Note are cumulative, may be exercised singly or concurrently, and are not exclusive of and shall be in addition to all other rights, remedies, or powers provided by applicable law. The Payee may exercise any or all rights, remedies and powers at any time(s) in any order which the Payee chooses in its discretion.

(b)        No waiver, amendment, supplement or other modification of any of the terms or provisions of this Note shall be effective unless set forth in a writing executed and delivered by the party sought to be charged.

**10.        Events of Default; Acceleration.**  An "Event of Default" shall exist under this Note if any one of the following occurs:

(a)        The Maker shall fail to make any payment when due under this Note (including any payment due by reason of acceleration) and such failure shall continue for a period of five days after the Payee shall have given the Maker written notice of such failure.

(b)        Dissolution, liquidation, business failure of the Maker or any guarantor of this Note, appointment of a liquidator or receiver for any of the property of the Maker or any guarantor of this Note, assignment for the benefit of creditors by the Maker or any guarantor of this Note, or the commencement of any case or proceeding under any bankruptcy or insolvency laws by or against the Maker or any guarantor of this Note, or failure of the Maker or any guarantor generally to pay its debts when they become due.

Upon the occurrence and at any time during the continuance of any Event of Default, the Payee, by written notice to the Maker, may declare the entire unpaid principal balance of this Note and all accrued and unpaid interest on this Note to be due and payable immediately, and upon any such declaration the entire unpaid principal balance of this Note and all accrued and unpaid interest on this Note shall become immediately due and payable, without the need for presentment, demand for payment, protest, notice of dishonor or protest or any other notice of any kind, all of which are expressly waived by the Maker.

**11.        Collection Expenses.**  If this Note is placed in the hands of an attorney for collection, or is collected in whole or in part by suit or through bankruptcy proceedings or other legal proceedings of any kind, the Maker agrees to pay, in addition to all other sums payable under this Note, all costs and expenses of collection and enforcement, including, but not limited to, reasonable attorneys' fees.

**12.        Usury.**  It is the intent of the Payee in accepting this Note and the Maker in the execution of this Note to contract in strict compliance with applicable usury law.  In furtherance of that intent, the Payee, by accepting this Note, and the Maker stipulate and agree that none of the terms and provisions contained in this Note, or in any other agreement by the Maker in favor of the Payee, shall ever be construed to create a contract to pay for the use, forbearance or detention of money, or interest, at a rate in excess of the maximum non-usurious interest rate permitted to be charged by applicable law.

Neither the Maker nor any guarantors, endorsers or other parties now or in the future becoming liable for payment of this Note shall be required to pay interest on the Note, or on any other agreement by the Maker in favor of the Payee, at a rate in excess of the maximum non-usurious interest that may lawfully be charged under applicable law, and the provisions of this Item 12 shall control over all other provisions of this Note or any other agreement which may be in apparent conflict with this Item 12.

The Payee, by its acceptance of this Note, expressly disavows any intention to charge or collect excessive unearned interest or finance charges in the event the maturity of this Note is accelerated.  If the Payee shall collect monies and/or any other thing of value deemed to constitute interest that would increase the effective interest rate on this Note to a rate in excess of the maximum non-usurious rate of interest permitted to be charged by applicable law (whether as a result of acceleration of this Note, pre-payment, or otherwise), an amount equal to interest in excess of the lawful rate shall, upon such determination, at the option of the Payee, be either immediately returned to the Maker or credited against the principal balance of this Note then outstanding, in which event any and all penalties of any kind under applicable law as a result of such excess interest shall be inapplicable.

By execution of this Note, the Maker acknowledges that it believes the indebtedness evidenced by this Note (and interest on such indebtedness) to be non-usurious and agrees that if, at any time, the Maker should have reason to believe the same is in fact usurious, it will give the Payee notice of such condition and the Maker agrees that the Payee shall have 90 days after receipt of such notice in which to make appropriate refund or other adjustment in order to correct such condition if in fact such condition exists.

The term "applicable law" as used in this Item 12 shall mean the internal laws of the State of Texas or the laws of the United States, whichever laws provide for the lowest maximum non-usurious rate of interest applicable to indebtedness similar to that represented by this Note, as such laws now exist or may be changed or amended or come into effect in the future.

**13.     Certain Waivers.**  The Maker and any guarantor, endorser or other surety with respect to this Note (collectively, the "**Obligors**") and each of them (i) waive(s) presentment, diligence, protest, demand, notice of demand, notice of acceptance or reliance, notice of non-payment, notice of dishonor, notice of protest and all other notices to parties in connection with the delivery, acceptance, performance, default or enforcement of this Note, any endorsement or guaranty of this Note, or the Collateral; (ii) consent(s) to any and all delays, extensions, renewals or other modifications of this Note or the debt evidenced by this Note, any waivers of any term of this Note, any subordination of the debt evidenced by this Note, or the Collateral, any impairment of the Collateral, and any failure to act by the Payee or any other forbearance or indulgence shown by the Payee, from time to time and in one or more instances (without notice to or assent from any of the Obligors) and agree(s) that none of the foregoing shall release, discharge or otherwise impair any of their liabilities; (iii) agree(s) that the full or partial release or discharge of any Obligor shall not release, discharge or otherwise impair the liabilities of any other Obligor(s); and (iv) waive(s) any defenses based on surety-ship or impairment of the Collateral.

**14.     Assignment.**  The Payee shall have the right to assign any portion of the Maximum Principal Amount to a third party in agreement with the terms and conditions of this Note.

**15.     Governing Law**  THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, U.S.A., WITHOUT REGARD TO ITS RULES PERTAINING TO CONFLICTS OF LAWS.

IN WITNESS WHEREOF, the Maker has executed and delivered this Note as of the date set forth above.


Maker:

Providence Resources, Inc.

By: /s/ Nora Coccaro

　　 Nora Coccaro, Chief Executive Officer


*EXHIBIT 99*

# PROVIDENCE RESOURCES, INC

## NEWS RELEASE

## PROVIDENCE SIGNS EXPLORATION AND DEVELOPMENT AGREEMENT WITH MILLER ENERGY

July 2, 2007 – Houston, Texas – Providence Resources, Inc. (OTCBB: PVRS), an oil and gas exploration company, announced today that it has entered into an exploration and development agreement with Miller Energy LLC and certain of its affiliates providing for the further exploration and development of Providence's Val Verde Prospect in Val Verde County, Texas.  The Val Verde Prospect includes 12,832 acres of oil and gas leases, and has multiple oil and gas target zones, including the Ellenberger, the Strawn Carbonate, the Strawn sandstone and the Canyon sands.  The Prospect is along a trend that has produced from multiple large gas fields, including the Gomez field, which has produced 10.6 trillion cubic feet to date, the Brown Bassett, which has produced 1.6 trillion cubic feet to date and the JM Field, which has produced 650 billion cubic feet to date.

The Val Verde Prospect has a large structure that has been delineated by seismic and drilling in the area.

The agreement provides that Miller will undertake all activities necessary to test and develop the Val Verde Prospect, including that information obtained from work currently in process by TRNCO Petroleum to complete a 3-D seismic program to delineate prospective areas within the Ellenberger and the other target zones.  After the 3-D seismic program, which was commenced in June, has been completed and interpreted, Miller will drill a well to test all of the prospective zones.  Miller will provide the funds for the exploration activities through a series of convertible loans to Providence, and will participate in a 10% working interest in the Prospect.

Providence further announces that Mr. Gilbert Burciaga has been appointed as Chief Executive Officer and as a director of Providence and that Mr. Edward Moses has been appointed as a director of Providence.  Both are stockholders and affiliates of Miller Energy and its affiliates.

Mr. Burciaga is a Director of Miller Energy, as well as the Chairman/CEO of Miller Energy's recently created gas marketing company, Vintage Gas Marketing.  Mr. Burciaga has been involved in the natural gas supply and marketing business for over 25 years in which time he was a founding member of Dynegy, Inc. Mr. Burciaga served as one of six Senior Vice-Presidents involved in the startup and growth of this Fortune 500 trading company. From 1992-1997, Mr. Burciaga was President of NGC Energy Resources, a new division of Dynegy. NGC Energy Resources focused on the acquisition and operation of downstream assets and grew to have revenues of $250 Million. Since his work with Dynegy, he has been involved as an independent in the oil and gas industry on a number of occasions, as well as with a number of venture capital groups.

Mr. Moses is also a Director of Miller Energy, as well as Chairman of Miller Drilling. Mr. Moses has 45 years of successful drilling experience in the oil and gas business. After graduating from Texas A&M with a Petroleum Engineering Degree in 1958, he went to work with Superior Oil Company in South Louisiana where he became their first drilling engineer. While at Superior Oil, Mr. Moses worked around the world in many of the most challenging drilling environments including Alaska, the Zuyder Sea, the British North Sea, the Gulf Coast, South Africa, Australia, and the Philippines. Mr. Moses was the first to drill a well in the Zuyder Sea, as well as offshore in South Africa, and he ran the first onshore drilling program in the U.K for Superior Oil. By 1968 Mr. Moses was head of Superior Oil's global drilling operations. In 1977 Mr. Moses became an independent driller (while still working on Superior's wells as a consultant). Since then he has drilled more than 300 wells in South Louisiana, the North Sea, South and Central America, India and Asia.

**About Miller Energy LLC**

Miller Energy, and its affiliates, is a privately owned oil and gas group of companies based in Lafayette, Louisiana with interests in the Barnett Shale in the Fort Worth area.

**About Providence Resources, Inc.**

Providence is an oil and gas exploration company actively engaged in the development of oil and gas leases in Comanche, Hamilton and Val Verde Counties, Texas.

**Forward Looking Statements:**

A number of statements contained in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. A safe-harbor provision may not be applicable to the forward-looking statements made in this press release because of certain exclusions under Section 27A (b). These forward-looking statements involve a number of risks and uncertainties, including the sufficiency of existing capital resources, uncertainties related to the exploration and development of Providence's leasehold oil and gas interests, and the ability to secure additional sources of financing. The actual results that Providence may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. Providence encourages the public to read the information provided here in conjunction with its most recent filings on Form 10-KSB and Form 10-QSB. Providence's public filings may be viewed at www.sec.gov.

**Contact:**

Gil Burciaga

Chief Executive Officer

Providence Resources, Inc.

Phone: 512 970 2888

Email: gil@buzenergy.com

Markus Mueller

Chairman of the Board of Directors

Providence Resources, Inc.

Phone: +41 44 280 5066

Email: muller@fes.ch